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                      Filed Pursuant to Rule 424(b)(3)
                      Registration No. 333-93399

MAY 8, 2003 PROSPECTUS SUPPLEMENT (TO THE PROSPECTUS DATED JANUARY 10, 2002
AND TO THE PROSPECTUS SUPPLEMENT DATED FEBRUARY 14, 2003)

Change in Dealer Manager Compensation

        Effective May 8, 2003, Western American Securities Corporation, the dealer manager of the program and a NASD member, will receive a sales commission, payable in cash, equal to 9% of the investor partners' subscriptions. The dealer manager may reallow commissions, in whole or in part, to NASD-licensed broker-dealers for sale of the units.

        The 9% sales commission represents an increase in the commissions payable to the dealer-manager from the 6% currently described in the Prospectus dated January 10, 2002 and the Prospectus Supplement dated February 14, 2003 under the captions "Plan of Distribution" and "Summary". This increase to the sales commissions payable to the dealer-manager will not affect the net proceeds available to the partnerships to conduct business because such sales commissions are paid by the managing general partner out of its 15% management fee.

Change to Disclosure Regarding Insurance

        The portion of the "Proposed Activities" section of the Prospectus dated January 10, 2002 under the caption "Insurance" is amended to read:

  Insurance

          In the exercise of Reef Partners' fiduciary duty as managing general partner, Reef Partners has or will obtain insurance on behalf of the each partnership to provide the partnership with such coverage as Reef Partners believes is sufficient to protect the investor partners against the foreseeable risks of drilling and production. Such insurance, however, may not be sufficient to cover all liabilities. Each unit held by the additional general partners represents an open-ended security for unforeseen events such as blowouts, lost circulation, stuck drillpipe, etc. that may result in unanticipated additional liability materially in excess of an additional general partner's initial investment in any of the partnerships.

          Reef Partners will review each partnership's insurance coverage prior to commencing drilling operations and periodically evaluate the sufficiency of insurance. Each partnership will maintain public liability insurance coverage equal to at least two times the partnership's capitalization, but in no event will any partnership maintain public liability insurance of less than $10 million. In addition, each partnership will be a named additional insured under blowout, pollution, bodily injury and property damage liability, automobile liability and workmen's compensation insurance policies maintained by Reef Partners or Reef Exploration. Subject to the foregoing, Reef Partners may, in its sole discretion, increase or decrease the policy limits and types of insurance from time to time as Reef Partners deems appropriate under the circumstances, which may vary materially.

          Reef Partners will notify all additional general partners of a partnership at least 30 days prior to any material change in the amount of the partnership's insurance coverage. Within this 30-day period and otherwise after the expiration of one year following the closing of an offering with respect to a particular partnership, additional general partners have the right to convert their units into units of limited partnership interest by giving Reef Partners written notice of their intent to convert. Additional general partners will have limited liability as a limited partner for any partnership operations conducted after their conversion date, effective upon the filing of an amendment to the Certificate of Limited Partnership of the partnership. At any time during this 30-day period, upon receipt of the required written notice from the additional general partner of his intent to convert, Reef Partners will amend the partnership agreement and will file the amendment with the State of Nevada prior to the effective date of the change in insurance coverage. This amendment to the partnership agreement will effectuate the conversion of the interest of the former additional general partner to that of a limited partner. Effecting conversion is subject to the express requirement that the conversion will not cause a termination of the partnership for federal income tax purposes. However, even after an election of conversion, an additional general partner will continue to have unlimited liability regarding partnership activities while he was an additional general partner.

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MAY 8, 2003 PROSPECTUS SUPPLEMENT (TO THE PROSPECTUS DATED JANUARY 10, 2002 AND TO THE PROSPECTUS SUPPLEMENT DATED FEBRUARY 14, 2003)